EXHIBIT 99.2

Form 51-102F3

Material Change Report

Item 1.   Name and Address of Company

Mogo Inc. (the “Company” or “Mogo”)

516-409 Granville St

Vancouver, BC V6C 1T2

Item 2.   Date of Material Change

February 26, 2025.

Item 3.   News Release

A news release was disseminated on February 28, 2025 via BusinessWire and was filed on SEDAR+ under the Company’s profile on SEDAR+ at www.sedarplus.ca.

Item 4.   Summary of Material Change

The Company amended its existing senior credit facility (“Credit Facility”) with funds managed by affiliates of Fortress Investment Group LLC (“Fortress”).

Item 5.   Full Description of Material Change

5.1 Full Description of Material Change

The Company amended the Credit Facility with funds managed by affiliates of Fortress. The amended Credit Facility extends the maturity date by three years, until January 2, 2029, reduces the interest rate by 100 basis points, and increases the available capital from $60.0 million to $100.0 million in certain circumstances. A copy of the amendment will be filed under the Company’s profile on SEDAR+.

5.2 Disclosure for Restructuring Transactions

Not applicable.

Item 6.   Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7.   Omitted Information

Not applicable.

Item 8.   Executive Officer

Gregory Feller, President and Chief Financial Officer of the Company, is knowledgeable about the material change described above. His business telephone number is 604-659-4380.

Item 9.   Date of Report

March 7, 2025.